UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___)

P&F Industries, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

692830508

(CUSIP Number)

November 3, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]       Rule 13d-1(b)

[X]       Rule 13d-1(c)

[ ]       Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No. 692830508

1.	Names of Reporting Persons. Lawndale Capital Management, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) X

(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power -0-
6. Shared Voting Power 219,253
7. Sole Dispositive Power -0-
8. Shared Dispositive Power 219,253

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 219,253

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ______

11.	Percent of Class Represented by Amount in Row (9) 6.9%

12.	Type of Reporting Person (See Instructions) OO, IA

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CUSIP No. 692830508

1.	Names of Reporting Persons. Andrew E. Shapiro

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) X

(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 17,674
6. Shared Voting Power 219,253
7. Sole Dispositive Power 17,674
8. Shared Dispositive Power 219,253

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 236,927

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ______

11.	Percent of Class Represented by Amount in Row (9) 7.4%

12.	Type of Reporting Person (See Instructions) IN

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CUSIP No. 692830508

1.	Names of Reporting Persons. Diamond A Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ______ (b) ______

3. SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power -0-
6. Shared Voting Power 219,253
7. Sole Dispositive Power -0-
8. Shared Dispositive Power 219,253

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 219,253

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ______

11.	Percent of Class Represented by Amount in Row (9) 6.9%

12.	Type of Reporting Person (See Instructions) PN

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CUSIP No. 692830508

This Schedule 13G amends, supplements and restates the statement on Schedule 13D filed by Lawndale Capital Management, LLC, Andrew E. Shapiro and Diamond A Partners, L.P. (together, the Reporting Persons”) on February 3, 2010, as amended by the amendments filed with the Securities and Exchange Commission on May 26, 2010, on September 20, 2010, on May 25, 2011, on January 18, 2013, on May 2, 2013, on April 13, 2016, on May 18, 2016, on January 21, 2020, on October 6, 2020, on January 22, 2021, on February 11, 2021, on April 9, 2021, and on January 19, 2023 (collectively, the “Schedule 13D”). The Schedule 13D superseded a Schedule 13G previously filed by the Reporting Persons relating to the Issuer’s Common Stock. The Reporting Persons intend to approve the merger proposal announced by the Issuer in the Form 8-K filed on October 13, 2023, and, in connection with such decision, have determined that they no longer hold any shares of the Issuer’s Common Stock with the purpose, or with the effect of, changing or influencing the control of the Issuer. The Reporting Persons have reduced their beneficial ownership by greater than 1% of the Issuer’s outstanding Common Stock since the last Schedule 13D/A filed by the Reporting persons on January 19, 2023. In accordance with Rule 13d-1(h), the Reporting Persons have determined to report their beneficial ownership of the Stock on Schedule 13G.

Item	1.
(a)	Name of Issuer P&F Industries, Inc.

(b)	Address of Issuer’s Principal Executive Offices 445 Broadhollow Road, Suite 100, Melville, NY 11747

________________________________________________________________________

Item	2.
(a)	The names of the persons filing this statement are: The Reporting Persons are Lawndale Capital Management, LLC (“Lawndale”), Andrew E. Shapiro (“Shapiro”) and Diamond A Partners, L.P. (“DAP”).

DAP is filing this statement jointly with the other Reporting Persons, but not as a member of a group and it expressly disclaims membership in a group. In addition, filing this Schedule 13G on behalf of DAP should not be construed as an admission that it is, and it disclaims that it is, a beneficial owner, as defined in Rule 13d-3 under the Act, of any of the Stock covered by this Schedule 13G.

Each Reporting Person also disclaims beneficial ownership of the Stock except to the extent of that person’s pecuniary interest therein.

(b)	The principal business office of the Reporting Persons is located at: 59 Carmelita Avenue, Mill Valley, CA 94941

(c)	For citizenship of Reporting Persons, see Item 4 of the cover sheet for each Reporting Person.

(d)	This statement relates to the Issuer’s shares of Common Stock (the “Stock”).

(e)	The CUSIP number of the Issuer is: 692830508.
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CUSIP No. 692830508

Item 3.	If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[ ] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).
(f)	[ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).
(g)	[ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G).
(h)	[ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	[ ] Group, in accordance with section 240.13d-1(b)(1)(ii)(J).
Item 4.	Ownership.

See Items 5-9 and 11 of the cover page for each Reporting Person.

The percentages reported in this Schedule 13G are based on 3,194,699 shares of Common Stock outstanding as of August 8, 2023, as reported on the Form 10-Q filed by the Issuer on August 11, 2023.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Lawndale is the general partner and investment adviser of DAP. Mr. Shapiro is the sole manager of Lawndale.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

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CUSIP No. 692830508

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 3, 2023

LAWNDALE CAPITAL MANAGEMENT, LLC By:/s/ Andrew E. Shapiro Andrew E. Shapiro, Managing Member	DIAMOND A. PARTNERS, L.P. By: Lawndale Capital Management, LLC, General Partner By: /s/ Andrew E. Shapiro Andrew E. Shapiro, Managing Member
/s/ Andrew E. Shapiro Andrew E. Shapiro

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CUSIP No. 692830508

EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of P&F Industries, Inc. For that purpose, the undersigned hereby constitute and appoint Lawndale Capital Management, LLC as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: February 2, 2010

LAWNDALE CAPITAL MANAGEMENT, LLC By:/s/ Andrew E. Shapiro Andrew E. Shapiro, Managing Member	DIAMOND A. PARTNERS, L.P. By: Lawndale Capital Management, LLC, General Partner By: /s/ Andrew E. Shapiro Andrew E. Shapiro, Managing Member
/s/ Andrew E. Shapiro Andrew E. Shapiro